Exhibit 99.1

VS Media Enters the AI Smart Living Sector to Explore New Growth Opportunities

SINGAPORE, May 22, 2026 — VS Media Holdings Limited (NASDAQ: VSME) (“VS Media” or the “Company”), a company managing a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok, today announced that the Company plans to enter the AI Smart Living sector, with the aim of exploring new growth opportunities in smart living products and services, cross-border distribution, brand promotion, channel development, and industry resource integration.

The Company believes that, with the continued development of artificial intelligence technologies, rising consumer demand for smart living solutions, and the expansion of intelligent product and service applications, the AI Smart Living sector is presenting new market opportunities. VS Media plans to leverage its existing strengths in media resources, creator networks, brand communications, content marketing, and market reach, together with smart living product and service resources, international trade resources, and industry partnership opportunities, to explore a new business growth model.

The Company believes that AI applications in the Smart Living sector are undergoing continuous development and iteration, which may help improve consumer acceptance of smart living products and services and support potential demand growth. Against the backdrop of supportive policies and the accelerating development of emerging application scenarios such as intelligent robots, AI Living may create broader opportunities in areas including home life, community services, health management, consumer services, and human-machine interaction. The Company believes that an early strategic presence in this sector may create potential first-mover advantages.

In the Smart Living sector, the Company intends to focus on areas including smart home products, smart living consumer products, AI-enabled lifestyle services, digital health management, intelligent community services, cross-border distribution of lifestyle consumer products, intelligent robot applications, and related solution services. The Company will gradually evaluate and select products and services with potential commercialization value based on market demand, supply chain conditions, team capabilities, and commercial feasibility.

To support the development of the related business, the Company plans to establish an international business platform, including a BVI holding company and a Singapore operating company. The Singapore operating company is expected to serve as an important entity for the implementation of AI Smart Living products and services, market expansion, channel development, supply chain coordination, and commercial operations in Southeast Asia and international markets. These arrangements will be advanced in stages in accordance with applicable laws and regulations, corporate governance procedures, and business development needs.

The Company has had preliminary discussions with certain potential partners and plans to enter into strategic cooperation framework agreements with companies in the Smart Living sector through the relevant business platform. The contemplated cooperation is expected to focus on areas including the introduction of smart living products, market promotion, channel development, cross-border distribution, brand operations, project coordination, operation coordination, and industry resource integration.

The Company stated that, if such strategic cooperation framework agreements are entered into, they are expected to primarily set forth the parties’ cooperation intentions and potential areas of cooperation. Specific commercial terms, implementation arrangements, and the rights and obligations of the parties will remain subject to further negotiation and the execution of definitive agreements based on actual business progress. The Company cannot guarantee that any such framework agreements will be entered into, nor can it guarantee that any contemplated cooperation will ultimately result in definitive transactions, revenue, profit, or other commercial outcomes.

VS Media’s management commented: “VS Media has long been engaged in digital media, creator networks, brand communications, and content marketing, and has developed the ability to connect brands, consumers, and market channels. Entering the AI Smart Living sector represents a strategic extension of the Company’s existing media resources and market reach capabilities. Going forward, the Company hopes to explore new commercialization opportunities by combining smart living products and services with its existing communication and channel resources, while gradually advancing market validation and commercial implementation of the related business.”

The Company believes that AI Smart Living may become an important strategic exploration area beyond its existing business. By integrating media resources, channel resources, smart living products and services, and industry partnership resources, the Company aims to gradually build a business loop from product selection and market promotion to channel development and commercial conversion.

The Company reminds investors that the AI Smart Living business remains in the planning and preliminary development stage. The establishment of the relevant business platform, strategic cooperation, product implementation, and commercialization progress remain subject to uncertainties. The Company cannot guarantee that the relevant plans will be completed as expected, nor can it guarantee that the related business will generate significant revenue, profit, or other commercial results in the future. The Company will make timely disclosures in accordance with business progress and applicable rules.

About VS Media Holdings Limited

Founded in 2013, VS MEDIA Holdings Limited manages a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok. The Creators include influencers, KOLs—Key Opinion Leaders, bloggers, and other content creators who cultivate fanbases on social media platforms. For more information, please visit https://www.vs-media.com..

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about potential activity under share repurchase plan. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact: Email: ir@vs-media.com

VS MEDIA Holdings Limited Investor Contact

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927